Exhibit (h)(10)(ii)

APPENDIX A

SERIES OF THE TRUST
(updated March 9, 2023)

1.	AI Quality Dividend ETF
2.	Adaptive Alpha Opportunities ETF
3.	RH Hedged Multi-Asset Income ETF
4.	RH Tactical Outlook ETF
5.	RH Tactical Rotation ETF
6.	Matisse Discounted Bond CEF Strategy
7.	Matisse Discounted Closed-End Fund Strategy
8.	Roumell Opportunistic Value Fund
9.	Sector Rotation Fund
10.	Typhon Tactical Managed Futures Strategy Fund
11.	Utah Focus Fund